                                                                Press Release

CAE reports second quarter financial results for fiscal year 2013

Revenue of C$514.4 million compared to C$433.5 million in prior year

Net income attributable to equity holders of C$36.5 million compared to C$38.4 million in prior year Book-to-sales ratio of 1.15x and $3.91 billion order backlog Announcing additional restructuring of European military operations

Montreal, Canada, November 8, 2012 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the second quarter ended September 30, 2012. Net income attributable to equity holders was $36.5 million ($0.14 per share) this quarter, compared to $38.4 million ($0.15 per share) last year. All financial information is in Canadian dollars.

Excluding the $9.8 million pre-tax impact of restructuring, integration and acquisition costs this quarter, net income attributable to equity holders was $43.5 million ($0.17 per share). In the second quarter last year, before acquisition and integration charges of $8.4 million pre-tax, net income attributable to equity holders was $41.1 million ($0.16 per share).

Also included in this quarter’s financial results were other non-recurring gains including $8.3 million pre-tax in foreign exchange gains and a $5.0 million pre-tax gain on the expiry and reversal of contingent liability related to a prior acquisition. Of these amounts, $7.7 million is attributed to Military and $5.6 million to Civil.

Revenue for the quarter was $514.4 million, 19% higher than $433.5 million last year.

“During the quarter, we recorded strong order bookings for simulators in Civil and added more long-term recurring training services in Military,” said Marc Parent, CAE’s President and Chief Executive Officer. “However our results were impacted in Civil training by a slower than usual summer and the ongoing integration of Oxford. In Military, we have been restructuring our European operations headquartered in Germany to adapt to lower demand, but this has not kept pace with the drop in new orders in that country. The resulting lower revenue and profit in that region during the quarter negated otherwise good performance in the rest of the business. In light of the clarity we now have about the magnitude of the expected restructuring of the German armed forces, we are undertaking additional restructuring estimated to cost $15 million to right-size our operations for current and anticipated contracts.”

Looking forward, Parent added, “With very strong Military bid activity by CAE currently underway, we remain confident in the long-term growth and profitability of CAE’s Military business. We have signed several multi-year services contracts this year but these translate to revenue over a longer period of time than products sales. As a result of this, and our actions underway in Europe, we now expect Military revenue to decline slightly this year. We expect Military margins to begin recovering toward the latter part of the year. In Civil, we are already experiencing a stronger performance in training as we head into the second half of the year and we expect this to continue. In civil products, with 19 simulator sales announced so far, we are tracking our expectation for sales in the mid-30s.”

Summary of consolidated results
(amounts in millions, except for operating margins)		Q2-2013	Q1-2013	Q4-2012	Q3-2012	Q2-2012
Revenue		$514.4	480.1	506.7	453.1	433.5
Operating profit(1)		$66.9	44.8	88.7	77.5	63.9
As a % of revenue	%	13.0	9.3	17.5	17.1	14.7
Net income		$36.8	21.7	53.7	46.1	38.7
Net income attributable to equity holders of the Company		$36.5	21.3	53.2	45.6	38.4
Backlog(2)		$3,909.1	3,894.5	3,724.2	3,514.9	3,648.2

Civil segments

Revenue for our combined Civil segments increased 36% in the second quarter to $288.0 million compared to $211.7 million last year. Second quarter operating income was $46.2 million (16.0% of revenue) compared to $42.3 million (20.0% of revenue) last year. This quarter’s results include the recently acquired Oxford Aviation Academy (Oxford), which is being integrated with CAE’s existing operations to realize significant ongoing cost and revenue synergies.

Civil training results were seasonally lower than usual during the summer months and were further impacted by some disruption from our ongoing integration of Oxford with our existing operations. Demand for products continued to be robust with 12 full-flight simulator orders booked in the second quarter for customers mainly in Asia. During the quarter, we also obtained training services contracts expected to generate $179.3 million in future revenue. These include a long term agreement with easyjet in Europe, making CAE its preferred training supplier, and an exclusive multi-year contract with an airline in South America.

We received $302.7 million in combined civil segment orders this quarter representing a book-to-sales ratio of 1.05x. The ratio for the trailing 12 months was 1.10x.

Training & Services/Civil (TS/C)
(amounts in millions except operating margins, RSEU and
FFSs deployed)		Q2-2013	Q1-2013	Q4-2012	Q3-2012	Q2-2012
Revenue		$189.1	170.9	132.3	123.0	119.1
Segment operating income		$27.3	33.3	30.3	28.8	27.6
Operating margins	%	14.4	19.5	22.9	23.4	23.2
Backlog		$1,360.9	1,400.0	1,183.4	1,102.8	1,125.4
RSEU		187	164	142	140	139
FFS deployed		218	216	171	170	165

Simulation Products/Civil (SP/C)
(amounts in millions except operating margins)		Q2-2013	Q1-2013	Q4-2012	Q3-2012	Q2-2012
Revenue		$98.9	80.3	83.1	80.7	92.6
Segment operating income		$18.9	14.4	14.0	13.2	14.7
Operating margins	%	19.1	17.9	16.8	16.4	15.9
Backlog		$385.2	361.9	351.6	366.5	340.6

Military segments

Revenue for our combined Military segments decreased 2% in the second quarter to $198.1 million compared to $201.5 million last year. Operating income was $28.3 million (14.3% of revenue) for the quarter, compared to $30.2 million (15.0% of revenue) last year.

We booked orders in our products segment during the quarter for Middle-Eastern forces involving new simulators for the C295 and C-130J transport aircrafts. We also received a range of upgrade orders involving already installed simulators in the U.K. on C-130J and Lynx helicopter platforms, and in the U.S. on the KC-135 tanker aircraft simulators. In services, we received an order in Asia for long-term training on helicopter and fixed-wing aircraft and in the U.S., the Air Force exercised its option for a third year of aircrew training under the KC-135 Aircrew Training Systems program.

We received $258.9 million in combined military segment orders this quarter, representing a book-to-sales ratio of 1.31x. The ratio for the trailing 12 months was 1.07x.

Simulation Products/Military (SP/M)
(amounts in millions except operating margins)		Q2-2013	Q1-2013	Q4-2012	Q3-2012	Q2-2012
Revenue		$130.8	135.4	195.6	152.4	136.0
Segment operating income		$20.9	19.5	34.6	26.9	20.9
Operating margins	%	16.0	14.4	17.7	17.7	15.4
Backlog		$723.1	755.6	786.0	812.7	907.4

Training & Services /Military (TS/M)
(amounts in millions except operating margins)		Q2-2013	Q1-2013	Q4-2012	Q3-2012	Q2-2012
Revenue		$67.3	67.4	71.5	69.9	65.5
Segment operating income		$7.4	8.9	11.0	10.0	9.3
Operating margins	%	11.0	13.2	15.4	14.3	14.2
Backlog		$1,439.9	1,377.0	1,403.2	1,232.9	1,274.8

New Core Markets

Revenue in New Core Markets was $28.3 million for the quarter, up 39% from $20.3 million last year. Operating income was $2.2 million for the quarter, compared to negative $8.6 million last year.

We had continued success with the introduction of new products and sales of existing lines.

In CAE Mining, we announced a strategic partnership with Devex, a mining operations management technology company, which gives additional breadth to our solutions portfolio and exclusive distribution rights in a number of key markets globally. The market continued to be receptive to our software solutions, with sales during the quarter to major mining customers in South America, South Africa and Australia.

In CAE Healthcare, we launched the new Caesar trauma patient simulator and we prelaunched our new VIMEDIX

Women’s Health ultrasound simulator. During the quarter, we sold our centre management system to the U.S. Veterans Health Administration for use in 159 centres throughout the U.S. and to the U.S. Air Force in 25 medical simulation centres around the world. Additionally, we sold solutions within our range of simulator products and centre management systems to universities and teaching hospitals in the U.S., Canada, Australia and Russia.

New Core Markets (NCM)
(amounts in millions)		Q2-2013	Q1-2013	Q4-2012	Q3-2012	Q2-2012
Revenue		$28.3	26.1	24.2	27.1	20.3
Segment operating income (loss)		$2.2	0.7	(1.2)	(1.4)	(8.6)
Operating margins	%	7.8	2.7	-	-	-

Additional financial highlights

Income taxes this quarter were $12.5 million representing an effective tax rate of 25%, compared to 21% last year. The tax rate was lower in the second quarter last year due to the recognition of certain tax assets.

Free cash flow(3) was positive $17.7 million this quarter. The increase from last quarter was mainly attributable to favourable changes in non-cash working capital and more cash provided by operating activities. The decrease from the second quarter of fiscal 2012 was mainly attributable to unfavourable changes in non-cash working capital, partially offset by more cash provided by operating activities.

Capital expenditures totalled $44.0 million this quarter, including $33.4 million in growth capital expenditures and $10.6 million for maintenance.

Net debt(4) was $994.8 million compared with $988.9 million as at June 30, 2012.

CAE will pay a dividend of $0.05 per share effective December 31, 2012 to shareholders of record at the close of business on December 14, 2012.

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated interim financial statements which are posted on our website at www.cae.com/Q2FY13. .

CAE’s unaudited consolidated interim financial statements and management’s discussion and analysis for the quarter ended September 30, 2012 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q2 FY2013

CAE will host a conference call focusing on fiscal year 2013 second quarter financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in modeling, simulation and training for civil aviation and defence. The company employs approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries. CAE offers civil aviation, military, and helicopter training services in more than 45 locations worldwide and trains approximately 100,000 crewmembers yearly. In addition, the CAE Oxford Aviation Academy offers training to aspiring pilot cadets in 11 CAE-operated flight schools. CAE’s business is diversified, ranging from the sale of simulation products to providing comprehensive services such as training and aviation services, integrated enterprise solutions, in-service support and crew sourcing. The company applies simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. CAE is leveraging its simulation capabilities in new markets such as healthcare and mining. www.cae.com

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2012. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of November 8, 2012 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Operating profit is non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

(3) Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from disposal of property, plant and equipment.

(4) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Contacts Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Media:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Consolidated Statement of Financial Position

(Unaudited)	September 30	March 31
(amounts in millions of Canadian dollars)	2012	2012
Assets
Cash and cash equivalents	$229.4	$287.3
Accounts receivable	363.1	308.4
Contracts in progress: assets	270.6	245.8
Inventories	162.8	153.1
Prepayments	53.5	47.7
Income taxes recoverable	115.6	95.5
Derivative financial assets	19.5	10.3
Total current assets	$1,214.5	$1,148.1
Property, plant and equipment	1,465.2	1,293.7
Intangible assets	739.2	533.2
Deferred tax assets	36.8	24.1
Derivative financial assets	7.2	7.2
Other assets	182.0	177.4
Total assets	$3,644.9	$3,183.7

Liabilities and equity
Accounts payable and accrued liabilities	$590.2	$597.6
Provisions	40.9	21.6
Income taxes payable	9.4	10.9
Contracts in progress: liabilities	105.8	104.6
Current portion of long-term debt	220.8	136.0
Derivative financial liabilities	10.2	12.7
Total current liabilities	$977.3	$883.4
Provisions	8.2	6.0
Long-term debt	1,003.4	685.6
Royalty obligations	154.7	161.6
Employee benefits obligations	150.2	114.2
Deferred gains and other non-current liabilities	183.3	186.0
Deferred tax liabilities	128.5	91.8
Derivative financial liabilities	12.0	12.9
Total liabilities	$2,617.6	$2,141.5
Equity
Share capital	$462.5	$454.5
Contributed surplus	20.9	19.2
Accumulated other comprehensive loss	(41.4)	(9.8)
Retained earnings	563.5	558.0
Equity attributable to equity holders of the Company	$1,005.5	$1,021.9
Non-controlling interests	21.8	20.3
Total equity	$1,027.3	$1,042.2
Total liabilities and equity	$3,644.9	$3,183.7

Consolidated Income Statement

(Unaudited)	Three months ended		Six months ended
(amounts in millions of Canadian dollars,		September 30		September 30
except per share amounts)	2012	2011	2012	2011
Revenue	$514.4	$433.5	$994.5	$861.4
Cost of sales	370.4	296.0	691.4	584.3
Gross profit	$144.0	$137.5	$303.1	$277.1
Research and development expenses	14.5	15.9	28.5	31.1
Selling, general and administrative expenses	67.3	59.8	135.7	122.1
Other (gains) losses – net	(14.5)	(2.1)	(14.6)	(12.0)
Restructuring, integration and acquisition costs	9.8	-	41.8	-
Operating profit	$66.9	$63.9	$111.7	$135.9
Finance income	(1.6)	(2.3)	(3.1)	(3.5)
Finance expense	19.2	17.2	37.6	33.3
Finance expense – net	$17.6	$14.9	$34.5	$29.8
Earnings before income taxes	$49.3	$49.0	$77.2	$106.1
Income tax expense	12.5	10.3	18.7	23.9
Net income	$36.8	$38.7	$58.5	$82.2
Attributable to:
Equity holders of the Company	$36.5	$38.4	$57.8	$81.5
Non-controlling interests	0.3	0.3	0.7	0.7
	$36.8	$38.7	$58.5	$82.2
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.14	$0.15	$0.22	$0.32

Consolidated Statement of Comprehensive (Loss) Income

	Three months ended		Six months ended
(Unaudited)		September 30		September 30
(amounts in millions of Canadian dollars)	2012	2011	2012	2011
Net income	$36.8	$38.7	$58.5	$82.2
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$(41.3)	$59.4	$(38.4)	$58.5
Net gains (losses) on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	9.7	(12.3)	7.2	(11.5)
Income taxes	(1.3)	1.9	(1.3)	1.9
	$(32.9)	$49.0	$(32.5)	$48.9
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$14.0	$(25.9)	$9.2	$(27.9)
Net change in fair value of cash flow hedges transferred to
net income or to related non-financial assets or liabilities	(6.3)	(2.1)	(7.7)	(6.6)
Income taxes	(2.0)	7.6	(0.6)	8.9
	$5.7	$(20.4)	$0.9	$(25.6)
Defined benefit plan actuarial losses
Defined benefit plan actuarial losses	$(33.6)	$(42.1)	$(39.6)	$(44.8)
Income taxes	9.0	11.7	10.6	12.4
	$(24.6)	$(30.4)	$(29.0)	$(32.4)
Other comprehensive loss	$(51.8)	$(1.8)	$(60.6)	$(9.1)
Total comprehensive (loss) income	$(15.0)	$36.9	$(2.1)	$73.1
Attributable to:
Equity holders of the Company	$(15.2)	$36.4	$(2.8)	$72.2
Non-controlling interests	0.2	0.5	0.7	0.9
	$(15.0)	$36.9	$(2.1)	$73.1

Consolidated Statement of Changes in Equity

(Unaudited)				Attributable to equity holders of the Company
six months ended September 30, 2012		Common shares		Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	(loss) income	earnings	Total	interests	equity
Balances, beginning of period	258,266,295	$454.5	$19.2	$(9.8)	$558.0	$1,021.9	$20.3	$1,042.2
Net income	-	-	-	-	57.8	57.8	0.7	58.5
Other comprehensive (loss) income:
Foreign currency translation	-	-	-	(32.5)	-	(32.5)	-	(32.5)
Net changes in cash flow hedges	-	-	-	0.9	-	0.9	-	0.9
Defined benefit plan actuarial losses	-	-	-	-	(29.0)	(29.0)	-	(29.0)
Total comprehensive loss	-	$-	$-	$(31.6)	$28.8	$(2.8)	$0.7	$(2.1)
Stock options exercised	233,425	2.0	-	-	-	2.0	-	2.0
Optional cash purchase	612	-	-	-	-	-	-	-
Stock dividends	543,516	5.4	-	-	(5.4)	-	-	-
Transfer upon exercise of stock options	-	0.6	(0.6)	-	-	-	-	-
Share-based payments	-	-	2.3	-	-	2.3	-	2.3
Additions to non-controlling interests	-	-	-	-	-	-	0.8	0.8
Dividends	-	-	-	-	(17.9)	(17.9)	-	(17.9)
Balances, end of period	259,043,848	$462.5	$20.9	$(41.4)	$563.5	$1,005.5	$21.8	$1,027.3

(Unaudited)				Attributable to equity holders of the Company
six months ended September 30, 2011		Common shares		Accumulated other			Non -
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	(loss) income	earnings	Total	interests	equity
Balances, beginning of period	256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income	-	-	-	-	81.5	81.5	0.7	82.2
Other comprehensive income (loss):
Foreign currency translation	-	-	-	48.7	-	48.7	0.2	48.9
Net changes in cash flow hedges	-	-	-	(25.6)	-	(25.6)	-	(25.6)
Defined benefit plan actuarial losses	-	-	-	-	(32.4)	(32.4)	-	(32.4)
Total comprehensive income	-	$-	$-	$23.1	$49.1	$72.2	$0.9	$73.1
Stock options exercised	270,750	2.0	-	-	-	2.0	-	2.0
Optional cash purchase	495	-	-	-	-	-		-
Stock dividends	322,776	3.6	-	-	(3.6)	-	-	-
Transfer upon exercise of stock options	-	0.7	(0.7)	-	-	-	-	-
Share-based payments	-	-	2.2	-	-	2.2	-	2.2
Dividends	-	-	-	-	(17.0)	(17.0)	-	(17.0)
Balances, end of period	257,558,777	$447.0	$18.6	$13.3	$494.9	$973.8	$19.4	$993.2

The total of retained earnings and accumulated other comprehensive (loss) income for the six months ended September 30, 2012 was $522.1 million (2011 – $508.2 million).

	Notes to the Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
six months ended September 30
(amounts in millions of Canadian dollars)	2012	2011
Operating activities
Net income	$58.5	$82.2
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment	52.7	44.6
Amortization of intangible and other assets	20.9	14.5
Financing cost amortization	0.9	0.8
Deferred income taxes	15.1	13.6
Investment tax credits	(11.2)	(8.4)
Share-based payments	(0.3)	0.5
Defined benefit pension plans	(3.1)	(4.5)
Amortization of other non-current liabilities	(7.0)	(4.9)
Other	(0.2)	(4.3)
Changes in non-cash working capital	(154.9)	(92.7)
Net cash (used in) provided by operating activities	$(28.6)	$41.4
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(264.4)	$(126.1)
Joint ventures, net of cash and cash equivalents acquired	-	(26.8)
Capital expenditures for property, plant and equipment	(90.5)	(77.2)
Proceeds from disposal of property, plant and equipment	-	27.2
Capitalized development costs	(24.0)	(18.7)
Enterprise resource planning (ERP) and other software	(10.1)	(8.5)
Other	(1.0)	(0.5)
Net cash used in investing activities	$(390.0)	$(230.6)
Financing activities
Net borrowing under revolving unsecured credit facilities	$229.9	$14.2
Net effect of current financial assets program	(21.9)	(7.7)
Proceeds from long-term debt, net of transaction costs	336.6	170.5
Repayment of long-term debt	(154.7)	(16.7)
Repayment of finance lease	(7.6)	(11.1)
Dividends paid	(17.9)	(17.0)
Common stock issuance	2.0	2.0
Other	(1.5)	(0.6)
Net cash provided by financing activities	$364.9	$133.6
Net decrease in cash and cash equivalents	$(53.7)	$(55.6)
Cash and cash equivalents, beginning of period	287.3	276.4
Effect of foreign exchange rate changes on cash
and cash equivalents	(4.2)	6.3
Cash and cash equivalents, end of period	$229.4	$227.1
Supplemental information:
Dividends received	$2.0	$2.8
Interest paid	28.0	21.8
Interest received	2.4	2.2
Income taxes paid	15.5	21.0